VIA EDGAR

December 27, 2017
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

RE:	Genesee & Wyoming Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 1, 2017

Form 8-K furnished October 31, 2017

File No. 001-31456

Dear Ms. Raminpour:

This letter is in response to your correspondence dated December 18, 2017 concerning the filings listed above for Genesee & Wyoming Inc. (the “Company”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we set forth your comment below in bold and our response thereto.

Form 8-K Furnished October 31, 2017

Exhibit 99.1

1.	We note your disclosure of free cash flow before new business investments and free cash flow and free cash flow attributable to G&W. Given that free cash flow is typically calculated as cash from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, please revise the title of these measures to something similar to “Adjusted Free Cash Flow” to alert your investors that it has been adjusted from the measure typically referred to as “Free Cash Flow.” Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP measures issued on May 17, 2016.

We understand the Staff’s comment. To the extent similar measures are used in future filings, the Company will revise the title of these measures to reflect the Staff’s recommendation.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (203) 202-8904.

/s/ Timothy J. Gallagher
Timothy J. Gallagher Chief Financial Officer